

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2017

Lam Ching Wan
Chief Executive Officer
Green Vision Biotechnology Corp.
1255 W. Rio Salado Parkway, Suite 215
Tempe, AZ

>       **Re:    Green Vision Biotechnology Corp.**
>              **Form 8-K**
>              **Filed May 12, 2017**
>              **File No. 000-55210**

Dear Mr. Lam:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure